Endeavour Silver Produces 1,143,788 oz Silver and 13,058 oz Gold (2.1 Million oz Silver Equivalents) in the Second Quarter, 2017

VANCOUVER, BC -- (Marketwired - July 12, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports its production results for the Second Quarter, 2017 from the Company's three silver-gold mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State. Silver production in the Second Quarter, 2017 was 1,143,788 ounces (oz) and gold production was 13,057 oz resulting in silver equivalent production of 2.1 million oz using a 70:1 silver gold ratio.

Production was lower in Q2, 2017 compared to Q2, 2016 due to differences in the annual mine plans. Last year (2016), production was highest in Q1 and lowest in Q4 due to the decision at low metal prices in January 2016 to cut spending on exploration and development at all three mines, which reduced mine access to reserves and therefore reduced metal production.

In 2017, production was higher in Q2 compared to Q1 due to improved performance of the Bolañitos and El Cubo mines. This year, consolidated production should rise from Q1 to Q4 with increased access to reserves due to increased spending on exploration and development at all three mines.

Production Highlights for Second Quarter, 2017 (Compared to Second Quarter, 2016)

--  Silver production decreased 26% to 1,143,788 oz
--  Gold production decreased 17% to 13,058 oz
--  Silver equivalent production was 2.1 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold down 34% to 988,821 oz
--  Gold oz sold down 20% to 12,294 oz
--  Bullion inventory at quarter-end included 226,437 oz silver and 631 oz gold
--  Concentrate inventory at quarter-end included 50,644 oz silver and 890 oz gold

Endeavour CEO Bradford Cooke commented, "Our second quarter production was an improvement over the first quarter thanks to higher tonnes and/or grades from the Bolañitos and El Cubo mines. Both mines are now performing in line with their operating plans for the year. The Guanaceví mine continues to lag behind plan and an internal review has been initiated in order to identify additional actions needed to improve tonnes and/or grades and production.

"We recently made a decision to develop El Compas as our fourth mine and work is now under way on developing the mine ramp to access the orebodies. We also received notice of approval for our mine and plant permits from SEMARNAT last week to build Terronera into our fifth mine. The SEMARNAT and CONAGUA waste dumps and tailings area permits for Terronera are expected later this year."

At Guanaceví, slower mine development due to narrower vein widths than in the resource model resulted in lower mine output than planned, while excess dilution of the ore resulted in lower than planned grades. Management has initiated an internal review of the Guanaceví mine plan and reserve estimate to better understand the variance in production compared to plan in recent months. Over the past year, management has implemented operational changes and made investments to improve the pumping, ventilation and electrical systems at Guanaceví to remediate the operational challenges encountered in the second half of 2016 and first half of 2017.

At Bolañitos, silver grades improved but remained below plan due to grade variations in the LL-Asunción vein. The lower silver grades were offset by higher throughput than planned. Gold production exceeded plan due to higher throughput and gold grades.

At El Cubo, both silver and gold grades were higher than plan, and throughput was slightly below plan. During the quarter, management made changes to both mining methods and ore control processes to reduce the dilution and provide higher-grade material to the plant. Grades are expected to stabilize and throughput should regain plan through year-end.

Production Tables for Second Quarter, 2017

----------------------------------------------------------------------------
                                   Tonnes     Tonnes     Grade      Grade
Production by mine               Produced    per day   Ag gpt(1)  Au gpt(1)
----------------------------------------------------------------------------
Guanaceví                            74,984        833        219       0.50
Bolanitos                           113,875      1,265         78       2.27
El Cubo                             115,084      1,279        137       1.60
----------------------------------------------------------------------------
Consolidated                        303,943      3,377        135       1.58
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                  Recovery   Recovery    Silver      Gold
Production by mine                 Ag %       Au %        Oz         Oz
----------------------------------------------------------------------------
Guanaceví                             88.8%      89.5%    468,741      1,079
Bolanitos                             80.9%      83.8%    231,016      6,965
El Cubo                               87.6%      84.7%    444,031      5,014
----------------------------------------------------------------------------
Consolidated                          86.6%      84.6%  1,143,788     13,058
----------------------------------------------------------------------------

(1) gpt = grams per tonne

Production Tables for Six Months Ended June 30, 2017

----------------------------------------------------------------------------
                                   Tonnes     Tonnes     Grade      Grade
Production by mine               Produced    per day   Ag gpt(1)  Au gpt(1)
----------------------------------------------------------------------------
Guanaceví                           162,583        898        216       0.50
Bolanitos                           208,226      1,150         73       2.33
El Cubo                             236,356      1,306        124       1.45
----------------------------------------------------------------------------
Consolidated                        607,165      3,355        131       1.50
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                  Recovery   Recovery    Silver      Gold
Production by mine                 Ag %       Au %        Oz         Oz
----------------------------------------------------------------------------
Guanaceví                             88.5%      86.9%    999,424      2,271
Bolanitos                             81.8%      84.5%    399,739     13,183
El Cubo                               87.2%      84.7%    821,599      9,328
----------------------------------------------------------------------------
Consolidated                          86.7%      84.8%  2,220,762     24,782
----------------------------------------------------------------------------

(1) gpt = grams per tonne

----------------------------------------------------------------------------
 Three Months Ended June 30                       Six Months Ended June 30

   2017      2016       %    Q2 2017 Highlights    2017      2016%
                     Change                                          Change

----------------------------------------------------------------------------
  303,943   377,198   (19%)  Throughput (tonnes)  607,165   785,751   (23%)
 1,143,788 1,551,851  (26%)     Silver ounces    2,220,762 3,061,916  (27%)
                                  produced
  13,058    15,649    (17%) Gold ounces produced  24,782    31,609    (22%)
 1,116,799 1,511,109  (26%)    Payable silver    2,170,909 2,984,791  (27%)
                               ounces produced
  12,756    15,200    (16%)  Payable gold ounces  24,215    30,718    (21%)
                                  produced
 2,057,848 2,647,281  (22%)   Silver equivalent  3,955,502 5,274,546  (25%)
                             ounces produced(1)
  988,821  1,493,790  (34%)  Silver ounces sold  2,224,415 3,005,109  (26%)
  12,294    15,364    (20%)   Gold ounces sold    23,584    30,619    (23%)

(1) Silver equivalent ounces calculated using 70:1 ratio. The prior year's silver equivalents have been re-stated using the 70:1 ratio for comparison purposes.

Release of Second Quarter, 2017 Financial Results and Conference Call

The Second Quarter, 2017 financial results will be released before market on Thursday, August 3, 2017 and a telephone conference call will be held the same day at 10:00am PDT (1:00pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: +604-638-5340

About Endeavour Silver – Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com